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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] Kinross                                           Toll Free: 866-561-3636
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                                                                   PRESS RELEASE
                                                                FEBRUARY 3, 2006


                  KINROSS PROVIDES STATUS UPDATE ON LATE FILING
                             OF FINANCIAL STATEMENTS

TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC). Pursuant to the alternative information guidelines of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, Kinross is providing a notice to the market regarding a restatement of its prior financial statements and an update on the process relating to the preparation and filing of its financial statements and related matters, until such time as Kinross is current with its filing obligations under Canadian securities laws.

During its preparation of the interim financial statements for 2005, the Company became aware that Kinross had not fully accounted for the impact of foreign currency exchange rates on future deferred tax liabilities relating to the purchase of certain assets acquired in the acquisition of TVX Gold and Echo Bay in January, 2003. This meant that financial statements for the years ended December 31, 2003 and 2004 and their respective interim periods would need to be restated to take into account these adjustments. As a result of the restatement, these liabilities have been adjusted for changes in currency exchange rates between the US dollar and the currency of the country in which the future tax liability arose. These adjustments have no impact on total assets, cash balances or operating cash flow. The net impact of the foreign exchange loss and income and mining tax recovery, as previously filed on November 30, 2005, will reduce earnings by approximately $27 million for 2003 and $7 million for 2004. The restated net loss for 2003 and 2004 will be $437.7 million and $63.1 million, respectively.

Kinross anticipates releasing its restated financial statements for the financial years ended December 31, 2003 and 2004 by the end of next week. The Company will file its financial statements for the first three quarters of 2005 shortly thereafter.

We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at www.kinross.com. The next update is scheduled for the week of February 13th, 2006.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                      TRACEY M. THOM
SENIOR VICE PRESIDENT,                   DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS                 AND COMMUNICATIONS
Tel. (416) 365-7254                      Tel. (416) 365-1362